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                                   FORM 6-K

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 of 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August 1999

                            Galileo Technology Ltd.
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                (Translation of registrant's name into English)

                    Moshav Manof, D.N. Misgav 20184, Israel
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                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X            Form 40-F   _______
                         ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes    ______            No    X
                                            -----
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FOR MORE INFORMATION CONTACT

George A. Hervey
Sr. VP Finance & CFO
(408) 367-1400 x228

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------



                       GALILEO TECHNOLOGY LTD. ANNOUNCES
                           A TWO-FOR-ONE STOCK SPLIT

     San Jose, CA - August 5, 1999 -- Galileo Technology Ltd. (Nasdaq: GALT) today announced that its Board of Directors has approved a two-for-one stock split, to be effected in the form of a stock dividend, subject to shareholder approval of the payment of the stock dividend. Such approval will be sought at the Company's Extraordinary Meeting of Shareholders to be held on September 8, 1999 (the Record Date for which will be August 9, 1999). Subject to receiving such shareholder approval, the Record Date for the stock split will be September 9, 1999 and thereafter, on September 17, 1999, the transfer agent will mail certificates representing one additional share for each share held on this Record Date. Should shareholder approval be obtained, the number of Ordinary Shares outstanding will be approximately 41.3 million shares based on the number of shares currently outstanding.

     Avigdor Willenz, Galileo Technology Ltd. Chairman and CEO, stated, "We have made significant progress over the last several quarters in increasing shareholder value through the positive customer acceptance of our GalNet II products and our high end System Controllers for both MIPS and Power PC applications. We believe this stock split will broaden the distribution and improve the marketability of the Company's stock."

About Galileo Technology Ltd.

     Galileo Technology Ltd., a market leader in complex data communications systems on silicon, is one of the semiconductor industry's fastest growing suppliers of complex, high performance, integrated circuit devices. Galileo's products include single-chip Ethernet switches, high-performance system controllers for RISC processors and WAN coprocessors.
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     Galileo's products form the heart of many advanced data communications systems built by leading OEMs, such as Cisco Systems, D-Link, Hewlett Packard, Intel, Lucent Technologies, Nbase Communications and Nortel Networks.

     Galileo employs more than 200 people worldwide with business headquarters in San Jose, California and R&D headquarters in Manof, Israel.

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     Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         GALILEO TECHNOLOGY LTD.


August 12, 1999          By:  /s/ George A. Hervey
                              ----------------------------
                              George A. Hervey, Sr. Vice President of Finance
                              and Chief Financial Officer